
03054903

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
PROCESSING
JUL 01 2003
WASH. D.C.
181
SECTION

SEC FILE NUMBER
8-24995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 1,2002 (MM/DD/YY) AND ENDING APRIL 30,2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPENCER-WINSTON SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 WEST 47th STREET
(No. and Street)

NEW YORK, NEW YORK 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OSCAR ECHMAN 212-840-2444
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOWARD H. COHEN, CPA
(Name — *if individual, state last, first, middle name*)

275 MADISON AVENUE; NEW YORK, NEW YORK 10016-1101
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HOWARD H. COHEN
CERTIFIED PUBLIC ACCOUNTANT

SPENCER-WINSTON SECURITIES CORP.

INDEX TO FINANCIAL REPORT

APRIL 30, 2003

A reconciliation of the audited computation of Net Capital to the unaudited computation of Net Capital submitted by Spencer-Winston Securities Corp. is submitted.

All other schedules are omitted because they are not applicable or not required, or because the required information is included in the financial statements or notes thereto.

HOWARD H. COHEN
CERTIFIED PUBLIC ACCOUNTANT
275 MADISON AVENUE
NEW YORK, N.Y. 10016-1101

TEL: (212) 685-3205
FAX: (212) 685-3075

To the Stockholders of
Spencer-Winston Securities Corp.:

I have audited the statement of financial condition of Spencer-Winston Securities Corp. as of April 30, 2003, and the related statements of loss, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of Spencer-Winston Securities Corp. as of April 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation of Net Capital and Aggregate Indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Howard H. Cohen

HOWARD H. COHEN
Certified Public Accountant

New York, NY
June 27, 2003

HOWARD H. COHEN
CERTIFIED PUBLIC ACCOUNTANT
275 MADISON AVENUE
NEW YORK, N.Y. 10016-1101

TEL: (212) 685-3205
FAX: (212) 685-3075

To the Stockholders of
Spencer-Winston Securities Corp.:

I have examined the financial statements of Spencer-Winston Securities Corp. for the year ended April 30, 2003, and have issued my report thereon dated June 27, 2003. As part of my examination, I reviewed and tested the system of internal accounting control (including the accounting system and the procedures for safeguarding securities, the practices and procedures employed quarterly in counting or accounting for securities and resolving securities differences, the procedures followed in making periodic computation of net capital and compliance with the exemption provision of Rule 15c3-3) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 of the Securities and Exchange Commission. Rule 17a-5 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and Rule 17a-5, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

HOWARD H. COHEN
CERTIFIED PUBLIC ACCOUNTANT

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instruction, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended April 30, 2003, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

In addition, my review indicated that Spencer-Winston Securities Corp. was in compliance with the conditions of exemption from Rule 15c3-3 as of April 30, 2003 and no facts came to my attention to indicate that such conditions had not been complied with during the period.



HOWARD H. COHEN
Certified Public Accountant

New York, NY
June 27, 2003

HOWARD H. COHEN
CERTIFIED PUBLIC ACCOUNTANT

SPENCER-WINSTON SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS OF APRIL 30, 2003

ASSETS

	Allowable	Non-allowable	Total
Cash	$ 187,192		$ 187,192
Marketable securities owned, at market value	417,967		417,967
Accrued income	82,515		82,515
Deposits, prepaid expenses and other assets		$ 71,242	71,242
Leasehold improvements, furniture and fixtures at cost, net of accumulated depreciation and amortization of $192,841		92,056	92,056
Total Assets	$ 687,674	$163,298	$ 850,972

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Non-aggregate Indebtedness Liabilities	Total
Liabilities:			
Accrued expenses and taxes payable	$ 205,955		$ 205,955
Payable to broker-dealer		$177,313	177,313
Securities sold not yet purchased, at market value		1,175	1,175
Total Liabilities	$ 205,955	$178,488	384,443
Stockholders' Equity:			
Common stock			400
Additional paid-in capital			57,616
Retained earnings			408,513
Total Stockholders' Equity			466,529
Total			$ 850,972

The accompanying notes are an integral part of this statement.

SPENCER-WINSTON SECURITIES CORP.

STATEMENT OF LOSS

FOR THE TWELVE MONTHS ENDED APRIL 30, 2003

Revenues:		
Commissions on securities transactions		$1,547,570
Interest and dividend income		44,961
Loss on firm's securities trading account		(140,552)
Total Revenues		1,451,979
Expenses:		
Commissions paid to clearing broker	$ 298,732	
Employee compensation	417,539	
Employees' benefits	41,550	
Rent and utilities	397,978	
Equipment rental	219,165	
Communication expenses	71,247	
Taxes other than income tax	38,883	
Other operating expenses	195,268	
Depreciation and amortization	7,242	
Total Expenses		1,687,604
NET LOSS		$ (235,625)

The accompanying notes are an integral part of this statement.

SPENCER-WINSTON SECURITIES CORP.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE TWELVE MONTHS ENDED APRIL 30, 2003

	Common Stock at Stated Value			
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings
Balance - May 1, 2002	40	$400	$57,616	$ 644,138
Net loss	—	—	—	(235,625)
Balance - April 30, 2003	40	$400	$57,616	$ 408,513

The accompanying notes are an integral part of this statement

HOWARD H. COHEN
CERTIFIED PUBLIC ACCOUNTANT

SPENCER-WINSTON SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED APRIL 30, 2003

Cash Flow from Operating Activities	
Net loss	$ (235,625)
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Depreciation and amortization	7,242
Changes in assets and liabilities affecting operating activities:	
Decrease (increase) in:	
Marketable securities	396,543
Accrued income	(40,997)
Deposits, prepaid expenses	6,694
Increase (decrease) in:	
Accrued expenses and taxes payable	(100,879)
Payable to clearing broker	(202,153)
Securities sold not yet purchased	(495)
Net cash used in operating activities	(169,670)
NET DECREASE IN CASH	(169,670)
CASH - May 1, 2002	356,862
CASH - April 30, 2003	$ 187,192

The accompanying notes are an integral part of this statement.

SPENCER-WINSTON SECURITIES CORP.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

APRIL 30, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 466,529
Less non-allowable assets	163,298
Net capital before haircuts on securities positions	303,231
Haircuts on securities positions Other securities	62,695
Net Capital - April 30, 2003	$ 240,536

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required 6 2/3% of $205,955	$ 13,730
Minimum net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital ($240,536 less $100,000)	$ 140,536
Excess net capital at 1000% ($240,536 less 10% of $205,955)	$ 219,940

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition	$ 205,955
Percentage of aggregate indebtedness to net capital ($205,955 ÷ $240,536)	86%

The accompanying notes are an integral part of this statement.

HOWARD H. COHEN
CERTIFIED PUBLIC ACCOUNTANT

SPENCER-WINSTON SECURITIES CORP.

RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED NET CAPITAL

APRIL 30, 2003

NET CAPITAL - AUDITED	$ 240,536
Understatement of allowable assets	(752)
Year-end audit adjustments	9,657
Increase in haircut on securities position	177
NET CAPITAL - UNAUDITED	$ 249,618

SPENCER-WINSTON SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2003

Note 1 Organization and Business

Spencer-Winston Securities Corp. was organized in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from the provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, U.S. Clearing, a division of Fleet Securities, Inc., on a fully disclosed basis.

Note 2 Statement of Significant Accounting Policies

Security Transactions

Customer security transactions are recorded on a settlement date basis. The Company's security transactions are recorded on the transaction date.

Depreciation and Amortization

The Company is using depreciation and amortization methods enacted by the TAX REFORM ACT OF 1986. The Company calculates amortization of leasehold improvements over a 31.5 year life; depreciation of furniture and fixtures, and equipment over a five year life.

Note 3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As at April 30, 2003, the Company's net capital was approximately $240,000, which was in excess of the amount required, and had a ratio of aggregate indebtedness to net capital of approximately .86 to 1.

Note 4 Federal, State and Local Income Taxes

Income taxes payable reflect the balance due for federal, state and local taxes on the Company's activity. For income taxes, the Company has elected to use its current year tax loss to offset any future earnings.

SPENCER-WINSTON SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2003

Note 5 Pension and Profit Sharing Plans

The Company has adopted qualified non-contributory pension and profit sharing plans, covering substantially all employees who meet the Plans' eligibility requirements. The pension plan requires that the Company contribute an amount based on a percentage of compensation, as defined in the plan agreement, for all covered employees, annually. The profit sharing plan provides for the Company to contribute an amount out of its current profits, as defined in the plan agreement, or from prior years' earnings, as determined by the Board of Directors. The contributions for the profit sharing plan may not exceed 15% of annual compensation of all participants in the plan, and for the pension plan 10% of annual compensation, subject to Internal Revenue Service salary limitations. The Company's contribution to the plans is made to separate trust funds, administered by the trustee of the plan, with amounts allocated to the accounts of each participant. The Company has elected to suspend contributions to the pension plan for the year end April 30, 2003. The Company has elected not to make a contribution to the profit sharing plan for the current fiscal year.

Note 6 Commitments

The Company conducts its operations in leased premises at four locations in New York City, one location in North Miami Beach, Florida, and one location in Fair Lawn, New Jersey, with leases expiring at various dates from February 28, 2005 to April 30, 2008. Leases contain real estate tax and cost of living (CPI) escalation clauses.

SPENCER-WINSTON SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2003

Note 6 **Commitments** - continued

Rental expense for the year ended April 30, 2003 was approximately $379,000.

The aggrgate minimum annual rents for the premises for the succeding five fiscal years ending April 30, are as follows:

2004	$429,443
2005	$403,192
2006	$244,114
2007	$176,794
2008	$157,660

SPENCER-WINSTON SECURITIES CORP.

DISCOUNT STOCKBROKERS

21 WEST 47TH STREET
SECOND FLOOR
NEW YORK, N.Y. 10036

TEL. (212) 840-2444
(800) 866-0100
FAX (212) 398-6593

June 26, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

In connection with the filing of the annual Financial Report (FOCUS) for the year ended April 30, 2003, please be advised of the following:

I, Oscar Echman, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Spencer-Winston Securities Corp., as of April 30, 2003, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President
Title



Notary Public

DAVID KAPLAN
Notary Public, State of New York
No. 01-KA4832954
Qualified in Bronx County
Commission Expires Dec. 31, 2005



DAVID S. KAPLAN
NOTARY
PUBLIC
STATE OF NEW YORK